July 8, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Ads In Motion, Inc.
Form 8-K
File No. 000-53460

Dear Mr. Spirgel:

We hereby submit the responses of Ads In Motion, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 14, 2011, to Mr. Jordan Glatt of the Company in regard to the above-referenced Current Report on Form 8-K (the “Original Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form 8-K filed with the Securities and Exchange Commission on April 11, 2011 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Item 1.01 – Entry into a Material Definitive Agreement, page 1

1.
Pursuant to Item 2.01 (c) of Form 8-K, please disclose any material relationship between Ads in Motion and its affiliates, on one hand, and Magla Products and its affiliates, on the other, prior to the execution of the Share Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Company Response: Prior to the execution of the Share Exchange Agreement, there was no relationship between Ads In Motion, Inc. (“Ads In Motion”) and any of its affiliates, on the one hand, and Magla Products, LLC (“Magla Products”) and any of its affiliates, on the other.  The Company was introduced to Magla Products through Spencer Clarke, LLC, a registered broker-dealer (“Spencer Clarke”).  Magla Products engaged Spencer Clark as an advisor to assist Magla Products in seeking a reverse merger with a publically reporting company and in obtaining financing simultaneously in connection with such transaction.  In addition, Magla Products engaged Chris Carey Advisors, LLC (“CCA”) to advise on certain business operations matters, the reverse merger and the financing.  Neither Spencer Clarke nor CCA, nor any of their respective affiliates, had any relationship to Ads In Motion prior to their respective engagements by Magla Products.  Magla Products, with the guidance of its advisors, pursued a simultaneous reverse merger and financing with the belief that such a transaction would increase its ability to attract investors in a timely manner.  The Company does not currently have any “promoters” nor is it aware of any promoters that Ads In Motion may have had prior to the execution of the Share Exchange Agreement.

2.
Please disclose that in connection with the closing of the reverse acquisition of Magla, you issued 1,554,300 shares of our common stock and a warrant to purchase 1,200,000 shares of our common stock to an affiliate of Chris Carey, one of your directors. In addition, please disclose that in fiscal 2010 Magla paid $105,000 to Chris Carey Advisors, LLC and an additional $45,000 in fiscal 2011. Also disclose that Chris Carey Advisors, LLC is entitled to a consulting fee of $20,000 per month for a period of eighteen months from the closing of the reverse acquisition of Magla.

Company Response: The Company has added the following disclosure to under the heading “Share Exchange Agreement” in Item 1.01 of the Amendment:

“In connection with the closing of the Share Exchange, the Company issued 1,544,300 shares of its common stock and warrants to purchase 1,200,000 shares of its common stock to Chris Carey Advisors, LLC, an affiliate of Christopher Carey, one of the Company’s newly appointed directors. In fiscal 2010, Magla Products paid $105,000 to Chris Carey Advisors, LLC and an additional $45,000 in fiscal 2011. Chris Carey Advisors, LLC is entitled to a consulting fee of $20,000 per month for a period of eighteen months from the closing of the Share Exchange.”

Please note that the section titled “Compensation of Directors” under Item 2.01 of the Original 8-K erroneously reflected that CCA received 1,554,300 shares of common stock.  The Company has revised that section in the Amendment to reflect that CCA received 1,544,300 shares of common stock.

Securities Purchase Agreement, page 2

3.
We note your disclosure that you issued 500,000 shares of your common stock to "the lead Purchaser in the Offering." Pursuant to Section 2.1 of the Securities Purchase Agreement, it appears that you issued 1 million shares of common stock to the initial purchasers on a pro rata basis based on subscription amounts. Please revise this disclosure to clarify that this 500,000 shares was part of that pro rata distribution. In addition, please refile a copy of the Securities and Purchase Agreement to include all omitted exhibits and schedules.

Company Response: Although Section 2.1 of the Securities Purchase Agreement provides that the Company will issue 1,000,000 shares of common stock to the first two investors who are “Initial Purchasers” as defined in the Securities Purchase Agreement, only one such investor met that definition.  Accordingly, the Company, in agreement with such investor, issued 500,000 shares of common stock to that investor pursuant to Section 2.1.  The Company has added disclosure under the heading “Securities Purchase Agreement” in Item 1.01 of the Amendment to clarify that such 500,000 shares of common stock were issued pursuant to Section 2.1 of the Securities Purchase Agreement.  In addition, the Company has filed a copy of the Securities Purchase Agreement together with all schedules and exhibits thereto as Exhibit 2.1 to the Amendment.

Lock-up Agreements, page 3

4.
Please specify that Mr. Glatt, Mr. Carey and Ms. Carpinello entered into these lock-up agreements in connection with the Securities Purchase Agreement and that 14,069,625 shares of common stock are subject to these restrictions.

Company Response: The Company has added disclosure under the heading “Lock-Up Agreements” in Item 1.01 of the Amendment to specify that Mr. Glatt, Mr. Carey and Ms. Carpinello entered into these lock-up agreements in connection with the Securities Purchase Agreement and that 14,069,625 shares of the Company’s common stock are subject to restrictions thereunder.

Item 2.01 - Completion of Acquisition or Disposition of Assets, page 3

5.
With respect to the issuance of convertible debentures, please explain to us in detail how you applied the guidance in ASC Topic 815 in evaluating whether or not the debt conversion features for the issued debentures are embedded derivatives that you should separate from the debt hosts and account for at fair value.  It is unclear whether these debentures meet the definition of conventional convertible debt as the conversion price is subject to adjustment for certain events. Please refer to applicable accounting literature in your response.

Company Response: The Company has reviewed the terms of the 8% Original Issue Discount Convertible Debentures (the “Debentures”) and in accordance with ASC Topic 815 has determined that the conversion feature does not qualify for the scope exception as a result of the “down round” protection included as an adjustment.  Therefore, the conversion feature will be bifurcated and the fair value will be recorded as a liability requiring mark-to-market treatment every reporting period. The Company will allocate proceeds to the fair value of the conversion feature and a resulting discount to the Debentures.

6.
Furthermore, if your analysis determined that the embedded conversion feature is not bifurcated under ASC Topic 815, please explain to us your consideration as to whether there is a beneficial conversion feature to be accounted for under ASC Subtopic 470-20.

Company Response: As a result of the conversion feature requiring bifurcation, this comment is not applicable.

7.
With respect to the issuance of the warrants A and B. we note that they may be exercised on a cashless basis. Please explain to us, in detail, how you accounted for warrants. Include in your response an explanation of how you determined whether or not the warrants should be classified within equity, with no adjustments for changes in fair value, or classified as a liability, at fair value with adjustments each period. See ASC Subtopic 815-40.

Company Response: The Company has reviewed the terms of the Series A Warrants and Series B Warrants issued in connection with the Debentures and as a result of the “down round” protection included as an adjustment, the warrants would not qualify as equity instruments in accordance with ASC Topic 815.  Therefore, the Company will be recording the fair value of the warrants as a liability and a resulting discount to the Debentures.

In addition, the Company recognizes the amount recorded as fair value for the warrants and the conversion feature (described in the response to Comment 5 above) cannot exceed the total proceeds received from the sale of the Debentures. As of each reporting period following the issuance of the debt, the derivative liabilities on the balance sheet will be marked to market with a corresponding entry to income/loss on derivative instruments in the statement of operations.

If we are unable to adequately fund our operations, we may be forced to voluntarily file for deregistration of our common stock with the Commission, page 12

8.	Please revise to provide an estimate of the costs you expect to incur in connection with compliance with the periodic reporting requirements required by the Commission.

Company Response: The Company has revised this risk factor to disclose that the Company estimates that it will incur $200,000 in costs in connection with compliance with the periodic reporting requirements required by the Commission on an annual basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Cost of Sales, page 17

9.
We note that costs of sales are a significant portion of your revenue. Please provide specific detail regarding the expenditures included in "Cost of Sales,” including any royalty payments due to your licensees. Please disclose the relative percentages of cost of sales that are fixed versus variable costs.

Company Response:  The Company has revised its disclosure to disclose that materials, duty and in bound freight was the largest component of costs of sales in fiscal 2010 and 2009 and to reflect the relative percentages of cost of sales that are fixed versus variable costs.  The Company has also revised its disclosure under the heading “SG&A Expenses” to reflect that royalty expenses are include in SG&A expenses.

Other Expenses, page 17

10.
We note that other expenses decreased in the first nine months of 2010 compared to the first nine months of 2009. We also note that interest expense in 2010 was $743,049 but aggregate other expense was only $482,855. Please disclose any material revenue that partially offset your interest expenses in 2010.

Company Response:  The Company has revised its disclosure to reflect that interest expense in fiscal 2010 and 2009 were partially offset by interest income from notes receivable of $338,844 and $338,843 in fiscal 2010 and 2009, respectively.

Liquidity and Capital Resources, page 18

11.
Please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that the private placement funds will sustain the company and how much additional financing the company will require to meet its cash needs during the next twelve months. Also provide more information about the company's specific spending commitments and funding requirements during your next twelve months. If you are unable to obtain additional funds, explain how that you impact your ability to perform existing contracts, acquire new business, and develop new products and services.

Company Response: The Company has revised its disclosure to include a more detailed discussion of its financial condition and liquidity outlook for the next twelve months.

Involvement in Certain Legal Proceedings, page 22

12.	Please revise your disclosure to clarify whether your officers, directors or promoters have been involved in any such legal proceedings during the last ten years.

Company Response: The Company has revised its disclosure in this section to reflect that none of the Company’s officers, directors or promoters have been involved in any such legal proceedings during the last ten years.

Executive Compensation, page 22

13.	Pursuant to Item 402(o)(7) of Regulation S-K, to the extent material, please identify all items included under All Other Compensation in the Summary Compensation Table.

Company Response: The Company has revised the Summary Compensation Table to include a footnote disclosing all material items that comprise the compensation under “All Other Compensation” for Mr. Glatt and Ms. Carpinello.  Please note that the Company also revised Ms. Carpinello’s salary for 2010 and 2009 to include $5,000 that was paid by the Company on behalf of Ms. Carpinello under a non-qualified deferred compensation plan in each year.  In addition, the Company reduced the compensation under “All Other Compensation” for Ms. Carpinello for each of 2010 and 2009 by $5,000.

Certain Relationships and Related Transaction, page 25

14.	Please disclose the material terms of the lease agreement for the Statesville, NC property, including lease payment amounts and the term of the lease.

Company Response: The Company has revised its disclosure in this section to clarify that its wholly owned subsidiary, Magla International, LLC (“Magla International”), has entered into a lease with Herbert Glatt, the father of Jordan Glatt, the Company’s President, Chief Executive Officer and principal stockholder, for the Statesville, NC property, to specify that such lease will expire on January 31, 2017, that Magla International is obligated to pay $42,750 per month during the term of the lease, and that the lease is a “net net lease” so that Magla International is responsible for all expenses, other than the payment of real estate taxes and assessments, which such obligations are the responsibility of the landlord.

Item 9.01 - Financial Statements and Exhibits, page 33

15.
We note that you have not provided conformed signatures on several of your material agreements and that you have omitted exhibits and schedules from these agreements as well. For example, we note that you do not provide the signatures of the secured parties or the investors on the Security Agreement or Securities Escrow Agreement, respectively. We also note that you did not file Schedule A to the Security Agreement.  Please refile these agreements with conformed signatures and all exhibits and schedules or explain to us why you do not believe they are required to be provided pursuant to Item 601 of Regulation S-K.

Company Response: The Company has refiled Exhibits 10.2 (Securities Purchase Agreement), 10.3 (Senior Subordinated Secured Convertible Debentures), 10.4 (Series A Warrants), 10.5 (Series B Warrants), 10.6 (Registration Rights Agreement), 10.7 (Security Agreement), 10.8 (Personal Guaranty), 10.9 (Securities Escrow Agreement) and 10.10 (Lock-Up Agreements) which include conformed signatures pages and all exhibits and schedules thereto.

16.
We note that you indicate that you have sought confidential treatment for portions of exhibits 10.14-10.16. Please, submit a copy of your confident treatment request with your response letter.  In addition, please file the redacted agreements as exhibits to your amended 8-K.

Company Response: The Company has submitted copies of its confidential treatment requests by mail. In addition, the Company has filed redacted agreements as exhibits 10.14, 10.15 and 10.16 to the Amendment.

Exhibit 99.1

Audited Consolidated Financial Statements of Magla Products LLC

17.	Please update the audited financial statements and other financial information in your filing to include the year ended November 30, 2010.

Company Response:  The Company has updated the audited financial statements and other financial information to include the audited financial statements and financial information for its year ended November 27, 2010 in the Amendment.

Note 1- Summary of Significant. Accounting Policies, page 5

Revenue Recognition, page 7

18.	Disclose your revenue recognition policies for products sent directly from a foreign manufacturer to a retail customer.

Company Response: The Company has revised its revenue recognition policy to disclose its policy for products sent directly from a foreign manufacturer to a retail customer in its audited financial statements for the year ended November 27, 2010 in the Amendment.

19.
Tell us if you offer incentive arrangements such as slotting fee payments, cooperative advertising arrangements, buy-down programs, or other promotions to your customers. If so, please disclose your accounting policy for each type of arrangement and identify the income statement line item where it is reported.

Company Response: The Company has revised its revenue recognition policy to disclose its policies for sales returns, allowances, and cooperative advertising costs in its audited financial statements for the year ended November 27, 2010 in the Amendment.

Note 11—Related Party Transactions, page 13

20.
Please clarify the nature of the notes receivable owed to the Company "from members of the Company" for the periods presented and advise us. We view receivables from shareholders as being akin to unpaid subscription receivables or unpaid capital contributions.  Explain to us why you do not present these receivables as deductions from equity on your balance sheet. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff’s views concerning this subject.

Company Response: The notes receivable from members were not capital contributions receivable as referred to in SAB Topics 4:E and 4:G, but rather interest bearing advances from members of the Company and an entity related to the members of the Company. Accordingly, the notes receivable were not presented as a deduction from equity on the Company’s balance sheet.

Exhibit 99.2

Unaudited Interim Financial Statements of Magla Products LLC

21.	Please provide a signed copy of report of independent registered accounting firm.

Company Response:  The Amendment includes audited financial statements for the fiscal year ended November 27, 2010.  Accordingly, the unaudited financial statements previously filed as Exhibit 99.2 to the Original 8-K have been eliminated by this Amendment.  Therefore, a signed copy of the report of the Company’s independent registered public accounting firm is not necessary.  Please note that failure to include a signed copy of the report of the Company’s independent registered public accounting firm in the Original 8-K was due to a scrivener’s error.

Exhibit 99.3

Unaudited Pro Forma Combined Information of Ad in Motion Inc.

22.
Please disclose on page 4 and explain to us why in pro forma adjustment (A) you are giving effect to the issuance of 15,000,000 shares of common stock. We note under Item 1.01 on page 1 of the Form 8-K that 13,455,700 shares will be issued.

Company Response: The Company has revised its disclosure to disclose that 1,544,300 shares of its common stock was issued to Chris Carey Advisors, LLC in Item 1.01 in the Amendment.

23.
Regarding pro forma adjustments (G) and (H) to the pro forma statements of operations for the nine months ended August 28, 2010 and pro forma adjustments (A), (B), (C), and (D) to the pro forma statements of operations for the year ended November 28, 2009, pro forma adjustments should only give effect to events that are directly attributable to the specific transaction, i.e. the merger with ADSO. They must also be factually supportable. It is unclear to us how these adjustments meet the conditions necessary for inclusion in your pro forma income statements.

Company Response: The Company recorded pro forma adjustments (G) and (H) to the pro forma statements of operations for the year ended November 27, 2010 and pro forma adjustments (A), (B), (C), and (D) to the pro forma statements of operations for the year ended November 28, 2009, because the discontinuance of these expenses is directly attributable to the execution of the Share Exchange Agreement on February 8, 2011, it is factually supportable since these expense are no longer incurred by the Company, and it’s expected to have a continuing impact as a result of the cost savings.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (973) 984-7998 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Ads In Motion, Inc.

By:       /s/ Jordan Glatt
Jordan Glatt
President and Chief Executive Officer